Exhibit 99.6

FIFTH AMENDMENT

OF

HANESBRANDS INC. RETIREMENT SAVINGS PLAN

(As Amended and Restated Effective as of January 1, 2017)

WHEREAS, Hanesbrands Inc. (the “Company”) maintains the Hanesbrands Inc. Retirement Savings Plan (As Amended and Restated Effective as of January 1, 2017) (the “Plan”); and

WHEREAS, the Plan has previously been amended, and further amendment of the Plan is now considered desirable;

NOW, THEREFORE, by virtue of the power reserved to the Company by Subsection 15.01 of the Plan, and in exercise of the authority delegated to the Hanesbrands Inc. Employee Benefits Administrative Committee (the “Administrative Committee”) by resolution of the Board of Directors of the Company, the Plan is hereby amended in the following particulars, effective January 1, 2025, unless otherwise indicated:

1.	Effective February 1, 2025, by substituting the following for Paragraph 3.01(c) of the Plan:

“(c)	Automatic Deferral Election. Notwithstanding Subparagraphs (a) and (b) above, each individual who first becomes an Eligible Employee on or after February 1, 2025 will be deemed to have automatically elected to have six percent of his or her Compensation contributed to the Plan as Before-Tax Contributions beginning as soon as administratively possible after the individual’s date of hire or rehire. Prior to the date on which an automatic deferral election becomes effective, the Eligible Employee shall be provided with a notice that explains the automatic deferral feature, the Eligible Employee’s right to elect not to have his or her Compensation automatically reduced and contributed to the Plan as Before-Tax Contributions, to have another percentage contributed or to elect Roth Contributions, and the procedure for making an alternate election. The Eligible Employee shall have a reasonable period before the deemed Before-Tax Contribution rate becomes effective in which to elect to receive the Compensation in the form of cash in lieu of making Before-Tax Contributions. The Plan’s automatic deferral features shall be administered in accordance with rules and procedures established by the Committee and in a manner intended to satisfy the requirements of Section 401(k)(13)(B) of the Code and the Treasury Regulations and other guidance issued thereunder. An automatic deferral election shall be treated for all purposes of the Plan as a voluntary deferral election.

Notwithstanding the foregoing, each individual who was hired or rehired on or after January 1, 2008 and before January 1, 2023 first became an Eligible Employee with respect to Before-Tax Contributions, Catch-Up Contributions, Roth Contributions, Roth Catch-Up Contributions, and Matching Contributions after completing at least 30 days of Service following his or her date of hire or rehire. Each such Eligible Employee was deemed to have automatically elected to have four percent of his or her Compensation contributed to the Plan as Before-Tax Contributions beginning as soon as administratively possible after the end of the 30 day eligibility period. In addition, each Participant as of January 1, 2008 who was deemed to have not previously made an affirmative election under the Plan was automatically enrolled at the four percent contribution level effective January 1, 2008. Each such Eligible Employee was provided with a notice as described in the preceding paragraph prior to the date an automatic deferral election became effective.”

2.	Effective February 1, 2025, by substituting the following for Paragraph 4.01(d)(i) of the Plan:

(d)	Automatic Increase in Before-Tax Contributions or Roth Contributions.

(i)	Each Participant who is automatically enrolled under Subparagraph (c) above shall have his or her deferral percentage increased automatically by one percent as of the first day of each Plan Year thereafter, up to ten percent of his or her Compensation; provided, however, that, effective as of June 20, 2014, the automatic deferral percentage for an Eligible Employee who becomes a Participant on or after July 1 shall not increase until the beginning of the second Plan Year following his or her participation date. If an Eligible Employee became a Participant before June 20, 2014, such Participant’s deferral percentage shall be increased at the time specified under the terms of the Plan in effect as of the Participant’s hire date.

3.	By adding the following to the end of Subsection 5.02 of the Plan:

“Notwithstanding the foregoing, effective January 1, 2025, Annual Company Contributions under this Subsection 5.02 are permanently discontinued under the Plan. Annual Company Contributions that were made under the Plan for Plan Years ending on or before December 31, 2024 (and any earnings attributable thereto), and that were not distributed as of January 1, 2025, shall continue to be held in the Plan and remain subject to the applicable terms and conditions hereof. Each Participant who is employed by an Employer on or after January 1, 2025 shall be fully vested in the Participant’s Annual Company Contribution account (as adjusted from time to time) as of January 1, 2025.”

4.	By substituting the following for Subsection 5.03 of the Plan:

“5.03 Matching Contributions

(a)	As of the end of each pay period, the Employers will make a Matching Contribution on behalf of each Participant equal to 100 percent of the sum of the Participant’s Before-Tax Contributions (including Catch-Up Contributions) and Roth Contributions (including Roth Catch-Up Contributions) made since the last Employer Matching Contribution that do not exceed six percent of the Participant’s Compensation.

(b)	As of the end of each calendar year (a “true up allocation date”), a “true up” Matching Contribution for each Participant who, as of the applicable true up allocation date, did not receive the full Matching Contribution provided under Subparagraph (a) and this Subparagraph (b), if applicable, based on the amount of his or her Before-Tax Contributions (including Catch-Up Contributions) and Roth Contributions (including Roth Catch-Up Contributions) for the Plan Year as of the applicable true up allocation date. Such true up Matching Contribution will be equal to the difference between the Matching Contribution actually made on behalf of such Participant for the Plan Year as of the true up allocation date, and the full Matching Contribution that the Participant would have been entitled to receive for the Plan Year as of the true up allocation date if such Matching Contributions were determined as of the true up allocation date instead of on a per pay period basis.

(c)	The Employers may contribute a Matching Contribution on behalf of each Participant in an amount determined by the Company each year in its discretion.

(d)	Matching Contributions shall be made in either cash or shares of Hanesbrands Stock (which may be shares purchased in the open market or authorized-but-unissued shares), as determined by the Committee. If shares of Hanesbrands Stock are contributed, they shall be valued for allocation purposes at their Fair Market Value as of the date of allocation. The Matching Contributions under this Subsection 5.03 shall be immediately invested in accordance with the Participant’s current investment election.”

5.	By substituting the following for Subsection 5.06 of the Plan:

“5.06 Payment of Matching Contributions

Matching Contributions under Subparagraph 5.03(a) of the Plan shall be made each pay period. Matching Contributions under Subparagraph 5.03(b) of the Plan shall be made as soon as practicable after each true up allocation date.”

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[signature follows on next page]

IN WITNESS WHEREOF, the Administrative Committee has caused this amendment to be executed by its duly authorized Committee Delegate this 31st day of December, 2024.

HANESBRANDS INC. EMPLOYEE BENEFITS ADMINISTRATIVE COMMITTEE

By:	/s/ Virginia Piekarski
Administrative Committee Member